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                                         Filed by Hughes Electronics Corporation
                                Subject Company - Hughes Electronics Corporation
                                                  and General Motors Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                  Commission File No.: 000-26035


[ECHOSTAR LOGO]                                                    [HUGHES LOGO]
                                                                    P.O. Box 956
5701 South Santa Fe Drive                                  200 N. Sepulveda Blvd
Littleton, CO 80120                                    El Segundo, CA 90245-0956
--------------------------------------------------------------------------------


        MERGED ECHOSTAR AND HUGHES WILL DELIVER LOCAL BROADCAST CHANNELS
                       TO ALL 210 U.S. TELEVISION MARKETS

       COMBINED COMPANY WILL ALSO BRIDGE 'DIGITAL DIVIDE' WITH AFFORDABLE
              BROADBAND SATELLITE INTERNET SERVICE IN EVERY MARKET

         Editor's note: Following is information on analyst and media conference calls featuring Jack Shaw, president and CEO of Hughes Electronics, Charles Ergen, chairman and CEO of EchoStar Communications, and Eddy Hartenstein, chairman and CEO of DIRECTV, live audio webcast of analyst call, and video news release satellite downlink coordinates. Reporters are invited to participate in a listen-only mode on an analyst call at 9:30 a.m. Eastern today. The dial-in number is 913-981-5528 and the confirmation code is 595617. A replay of the call will be available starting Thursday. The toll-free dial-in number is 888-203-1112, and the international dial-in number is 719-457-0820. The confirmation code is 595617. A live audio webcast of the call will be available through www.hughes.com and www.echostar.com. The HUGHES website will also contain information on how the merger of EchoStar and DIRECTV will benefit the residents of each state, as well as maps comparing local channel coverage by cable and satellite on a nationwide and statewide basis. The EchoStar website will also contain maps of the nationwide coverage. Please access the website 15 minutes prior to the webcast to download any necessary software. The webcast will be archived on the Investor Relations portion of the HUGHES website. A media conference call that will include a question and answer period will be held at 11 a.m. Eastern today. Only reporters will be allowed to ask questions. The dial-in number is 719-457-2646 and the confirmation code is 481462. There will be no replay of the media call. A video news release on this announcement will be broadcast at 9:30 a.m. Eastern and again at 2 p.m. Eastern today over Galaxy 11, C-band, Transponder 8, 3860 (V). If you experience trouble during the feed, please call POINT360 at 323-993-4915.

         EL SEGUNDO, CA AND LITTLETON, CO, FEBRUARY 26, 2002 - EchoStar Communications Corporation (Nasdaq: DISH) and Hughes Electronics Corporation (NYSE: GMH) announced today a new proposal that will enable the combined company to deliver local broadcast TV channels in all 210 Designated Market Areas (DMAs) in the United States.

         In their joint satellite application filed with the Federal Communications Commission (FCC) late Monday, the companies detailed a technically and commercially feasible "Local Channels, All Americans" plan developed by DISH Network and DIRECTV engineers that will allow the merged company to offer every consumer in the continental United States, Alaska, and Hawaii access to satellite-delivered local television signals.

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

         The filing also seeks authority to launch and operate a new spot-beam satellite that when combined with four existing and under-construction EchoStar and DIRECTV spot-beam satellites and spectrum efficiencies achieved by combining frequencies from three of the companies'orbital locations, will enable the merged company to broadcast local TV channels in all 210 DMAs, including full compliance with federal must carry requirements. Today, DIRECTV and EchoStar deliver local broadcast channels via satellite to consumers in a total of only 42 metropolitan markets. The merger eliminates carriage of duplicative content - a total of more than 500 identical channels - from the DIRECTV and DISH Network satellites which, when coupled with advanced spot-beam satellites and efficiencies created by the merger, would enable local channel delivery in all U.S. DMAs.

         EchoStar and HUGHES filed the satellite application today contemporaneously with their filing of a formal response to comments on the merger previously filed with the FCC on Feb. 4.

         "While there are numerous consumer and competitive benefits from this pending merger, the ability to offer local channels to every consumer in every television market in the country - including rural and underserved areas - certainly is one of the most compelling aspects of this deal," said Charles Ergen, chairman and CEO of EchoStar. "Today, approximately 42 million TV households do not have the option to receive local channels via satellite, and as such, have no choice but to subscribe to cable. Without this merger, many of those will never see local channels on satellite and have no choice of local television providers."

         Ergen continued, "We have heard the concerns of local, state and federal representatives and officials and we appreciate their feedback and input. Only if this merger is approved by the federal government will millions of consumers in small and rural markets in every state finally have a true, competitive alternative to incumbent cable operators. Clearly, this merger is a win for consumers across all of America."

         New set-top boxes and satellite dishes, which will be capable of receiving satellite signals from multiple orbital slots, will be made available free of charge to all existing DIRECTV and EchoStar customers who will require new equipment in order to receive their local channels from the combined company.

         Consumers across the country will receive programming from the merged direct broadcast satellite service via one small satellite dish and will pay the same nationwide price for services. "We are one nation, and there will be one dish and one rate card, regardless of a subscriber's location," said Ergen.


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

         "This merger will bring to fruition so many tremendous benefits to consumers that it will set a new standard for the delivery of multichannel video and broadband services," said Jack Shaw, president and CEO of HUGHES. "In addition to delivering local channels in all 210 television markets, the combined company will bridge the 'digital divide' by offering affordable high-speed satellite Internet access to consumers in every market, including the most rural areas of the country. We will create a more robust and efficient satellite platform with a larger subscriber base that will enable the merged company to transition existing niche satellite Internet services to a more affordable and accessible next-generation service."

         The combined EchoStar-HUGHES will also offer more high definition channels, new interactive services, expanded national programming networks and additional educational, specialty and foreign-language programming.

         The ability of the combined company to serve all 210 DMAs with local channels is contingent upon the proposed HUGHES-EchoStar merger receiving the necessary government approvals from the FCC and U.S. Department of Justice, and the successful launch of three new spot-beam satellites. Implementation of the "Local Channels, All Americans" plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter. The proposed transaction is also subject to review by the Internal Revenue Service, and requires approval by a majority of GM $1-2/3, GM Class H and EchoStar shareholders.

CONTACTS:

HUGHES ELECTRONICS                  ECHOSTAR COMMUNICATIONS              DIRECTV

MEDIA
GEORGE JAMISON, 310-662-9986        JUDIANNE ATENCIO, 303-723-2010       BOB MARSOCCI,  310-964-4656
RICHARD DORE, 310-662-9670          MARC LUMPKIN,     303-723-2020       ROBERT MERCER, 310-964-4683

INVESTOR RELATIONS
310-662-9688                        KIM CULIG,        303-723-1277

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar's state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.43 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.


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DIRECTV is the nation's leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world's leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.directv.com.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may


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be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


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